Fulcrum Asset Management LLP

Code of Ethics Policy

July 2017

Contents

1	Introduction	3
2	Definitions	4
3	Business Decisions	5

Code of Ethics Policy

It is the policy and practice of Fulcrum Asset Management LLP (“the Firm”) to observe and encourage the highest standard of ethical conduct for all of its employees and others working on its behalf. As a condition of employment, each employee has an obligation to act fairly and honestly at all times. Such commitment to ethical conduct as a company and as individuals is fundamental to the Firm.

Each employee must read this Code of Ethics (this “Code”) in its entirety. It requires your compliance as follows:
- Become familiar with and understand the contents of this Code.

-	Attest to reading and understanding the code through the online Compliance Declarations.

- Each employee must notify the Compliance Officer of possible violations of this Code that may exist now or which may arise during your employment with the Firm. In the event that you have any questions regarding this Code or particular business dealings, please contact the Compliance Officer.

This Code is intended to help each employee understand their obligations to comply with the highest ethical standards. This Code should be kept by each employee for future reference and its guidelines made an active part of the employee’s normal course of business.

This Code should be read in conjunction with the Firm’s Compliance Manual and Personal Account Dealing Policy.

1	Introduction

The Firm has adopted this Code pursuant to Rule 204A-1 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and Rule 17j-1 of the Investment Company Act of 1940, as amended (the “Investment Company Act”). This Code sets forth the standards of conduct for all persons associated with the Firm, including all Access Persons and other Associated Persons who are subject to this Code  and the procedures outlined herein. The policies and guidelines set forth in this Code must be strictly adhered to by all Access Persons and other Associated Persons.

This Code applies to all Associated Persons and others working on behalf of the Firm wherever located. Each Associated Person of the Firm has an obligation to act at all times in an honest and ethical manner and with the highest integrity in dealings with clients and/or any third party.

This Code is designed to, among other things, provide guidelines of the general standards of conduct required by the Firm and its Associated Persons, including in such areas as conflicts of interest, insider trading, possible family conflicts and confidential information. All defined terms are included in Section 2 or are elsewhere defined within this Code.

The foundation of this Code consists of three underlying principles:

1. Associated Persons of the Firm must at all times place the interests of clients first. In other words, as a fiduciary you must scrupulously avoid serving your own personal interests ahead of the interests of the Firm’s clients.

2. Associated Persons of the Firm must make sure that all personal securities transactions are conducted consistent with this Code and the Firm’s Personal Account Dealing Notice (the “PAD”) and in such a manner as to avoid any actual, perceived, or potential conflicts of interest or any abuse of an individual’s position of trust and responsibility.

3. Associated Persons of the Firm should not benefit from their positions with regards to  the receipt of investment opportunities or gifts from persons seeking business with the Firm as one could  call into question the exercise of an employee’s independent judgment.

To this end, it is unlawful for Access Persons and other Associated Persons to:

• employ any device, scheme or artifice to defraud an advisory client, including a Fund;

• make to an advisory client, including a Fund, any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances  under which they are made, not misleading;

• engage in any act, practice, or course of business that operates or would operate as a fraud or deceit upon an advisory client, including a Fund;

•	engage in any manipulative practice with respect to an advisory client, including a Fund;

• use his, her or its position, or any investment opportunities presented by virtue of his, her or its position, to personal advantage or to the detriment of an advisory client, including a Fund; or

• conduct personal trading activities in contravention of this Code or applicable legal principles or in such a manner as may be inconsistent with the duties owed to advisory clients, including Funds, as a fiduciary.

As with all policies and procedures, this Code is designed to cover a variety of circumstances  and conduct; however, no policy or procedure can anticipate every potential conflict of interest that can  arise. Consequently, Associated Persons are expected to abide not only by the letter of this Code, but also by the spirit of this Code. Whether or not a specific provision of this Code addresses a particular situation, you must conduct your actions in accordance with the general principles contained in this Code and in a manner that is designed to avoid any actual or potential conflicts of interest.

Because the Firm’s policies, governmental regulations and industry standards relating to personal account trading and potential conflicts of interest can change over time, the Firm may modify any or all of the policies and procedures set forth in this Code. Should the Firm revise this Code, you will receive written notification from the Compliance Officer. It is the responsibility of each employee to become familiar with any modifications to this Code.

2	Definitions

“Access Person”. An Access Person is an Associated Person who has access to non-public information regarding any advisory client’s purchase or sale of securities, is involved in making securities recommendations to advisory clients, or has access to such recommendations that are non-public. All of the Firm’s directors, officers, and partners are presumed to be Access Persons.

“Associated Person”. Associated Persons include, but are not limited to, Access Persons, directors, officers, partners and employees of the Firm, as well as any other person occupying a similar status or performing similar functions. The Firm may also include in this category outside individuals, including, but not limited to, temporary workers, consultants, independent contractors and anyone else designated an Associated Person by the Compliance Officer. For purposes of this Code, such outside individuals will generally only be included in the definition of an Associated Person if their duties expose them to certain types of information, which would put them in a position of sufficient knowledge to necessitate their inclusion under this Code. The Compliance Officer shall make the final determination as to which of these outside individuals are considered Associated Persons.

“Initial Public Offering” or “IPO” means an offering of securities registered under the Securities Act, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

“Limited Offering” means an offering that is exempt from registration under Sections 4(a)(2) or 4(a)(6),   or pursuant to rules 504, 505 or 506 of the Securities Act of 1933, as amended (the “Securities Act”). Limited Offerings include, without limitation, offerings of securities issued by the private funds advised by the Firm.

“Purchase or Sale of a Security” includes, among other things, the writing of an option to purchase or sell a security.

“Fund” means an investment company registered under the Investment Company Act of 1940 that is advised by the Firm.

“Reportable Security” means any security as defined in Advisers Act Section 202(a)(18) and Investment Company Act Section 2(a)(36) except (i) direct obligations of the Government of the United States; (ii) bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; (iii) shares issued by money market funds; (iv) shares issued by open-end funds; and (v) shares issued by unit investment trusts that are invested exclusively in one or more open-end funds.

“Security Held by a Client” means any Reportable Security which is currently held by a client. This definition also includes any option to purchase or sell, and any security convertible into or exchangeable for, a Reportable Security.

3	Business Decisions

The Firm expects Associated Persons and others working on its behalf to conduct the Firm’s affairs on an arm’s length basis and not to engage in business or financial activity that may conflict with that of the Firm. Decisions regarding the Firm’s business with any other person or entity must be based solely upon valid business considerations of the Firm.  No one may permit a business decision involving the Firm to  be influenced by personal or other unrelated interests or factors.

A.	CONFLICTS OF INTEREST

It is the policy of the Firm that all Associated Persons and others working on behalf of the Firm act in good faith and in the best interests of the Firm. To this end, such persons must not place themselves or the Firm in a position that would create even the appearance of a conflict of interest. No person may represent the Firm in any transaction if an approved outside business interest might compromise or otherwise affect his or her ability to represent the interests of the Firm fairly and impartially.

While it is not possible to list all situations that might involve conflicts of interest, the Firm’s conflicts policy lists actual and potential conflicts that the Firm is exposed to and in addition includes financial interests, inducements, political contributions and outside business interests. If you have any doubts or questions about the appropriateness of any interests or activities, you should contact the Compliance Officer. Any existing interest or activity that might constitute a conflict of interest under this Code must be fully disclosed to the Compliance Officer, so that the Firm may determine whether such interest or activity should be disposed of, discontinued or limited.

B.	Exploitation of Relationship with the Firm

No individual may improperly use the Firm’s name to advance their own personal interests. The Firm’s name may only be used in connection with an activity or transaction that has been previously authorised by management or the Compliance Officer.   Under no circumstances shall any person exploit the Firm’s name or his or her relationship with the Firm. Such networks such as LinkedIn have been allowed with Firm consent.

C.	INSIDER TRADING

Associated Persons and others working on behalf of the Firm may in certain instances have access to Inside Information. The U.K. Criminal Justice Act 1993 and the Exchange Act and U.S. Insider Trading Sanctions Act of 1984, make it unlawful for any person to trade or recommend trading in securities while in possession of Inside Information. The offence of insider trading often involves taking advantage of Inside Information by trading in securities whose price is likely to be affected if the information were made public. It is important to note that disclosure in itself can be an offence,  unless it is done in the proper performance of the functions of employment, office or profession, such as to a regulatory authority or to a company’s bankers, brokers or lawyers. In other words, the disclosure offence can be committed whether or not the recipient of that Inside Information acts upon it.

It is irrelevant whether such action is taken directly or indirectly, and there are no exceptions for personal or independent reasons.

The Firm’s full policies and procedures relating to Market Abuse, can be found in section 3 of the Compliance Manual and Rumours in Appendix M of the Compliance Manual. It is essential that you read and understand this fully as it has implications on the Firm and its partners and employees.

D.	POSSIBLE FAMILY AND HOUSEHOLD MEMBER CONFLICTS

There are possible conflicts of interest that could arise from an Associated Person’s family and household member relationships and it is the responsibility of each Associated Person to report any actual or apparent possible family or household member conflict to the Compliance Officer as soon as the Associated Person becomes aware of it. The term “family member” includes spouses, domestic partners, parents (including step-parents and in-laws), children (including step-children and in-laws) and siblings (including step-siblings and in-laws). The term “household member” includes any person with whom you share a permanent residence.

Any possible conflicts must be reported to the Compliance Officer. If it is unclear whether a possible conflict exists, please consult with the Compliance Officer.

E.	PERSONAL DISCLOSURES REGARDING LEGAL AND REGULATORY MATTERS

As a condition of employment or association with the Firm, all current and newly hired Associated Persons are required to answer questions regarding their past and current civil and criminal actions and regulatory matters.

In addition, all Associated Persons are required to notify the Compliance Officer immediately if they become the subject of (1) any investigation or proceeding (including being named as a respondent or defendant) by any governmental entity or securities industry self-regulatory organisation, including any request for testimony before such an entity or organisation, (2) any refusal of registration, injunction, censure, fine, suspension, expulsion, or disciplinary action by a governmental entity or securities industry self-regulatory organisation, (3) any charge under any provision of any securities law, regulation, or standard of conduct, (4) any arrest, summons, subpoena, arrangement, indictment, or conviction of any criminal felony or misdemeanour offense, or (5) any securities or commodities-related customer complaint, civil litigation, or arbitration.

The Firm has the right to monitor any legal or disciplinary actions to which its Associated Persons are subject and to make any required disclosure regarding these matters. All Associated Persons are required to notify the Compliance Officer immediately if they fail in a business, make a compromise with creditors, file a bankruptcy petition, or are declared bankrupt.

F.	CONFIDENTIALITY

The Firm’s Associated Persons often have access to highly confidential or sensitive information pertaining, among other things, to our business, our clients and investors, and client investments that must be safeguarded to ensure that it is not used improperly or inconsistently with the specific purpose for which it was created or obtained.

The Firm also receives personal or proprietary information from clients and investors that should be kept strictly confidential. Specifically, the names of our investors and information pertaining to their financial status should not be divulged to anyone outside the Firm, even immediate family, (without the specific consent of the investor). Exceptions to this policy include when the disclosure is required by law or is requested by a regulator or pursuant to a subpoena. The Firm’s Associated Persons may work with, review, examine, inspect, have access to, or obtain confidential information only for the purpose of fulfilling their responsibilities to the client or investor and should otherwise hold the information in strict confidence.  See “Privacy Policy” in the Compliance Manual.

Firm Information

The Firm has devoted resources to develop its own style of portfolio management and portfolio management resources. In many cases, these methods constitute proprietary information and are believed to give the Firm competitive advantages. As a result, the Firm does not want its ideas and contacts disseminated outside the Firm. Accordingly, our Associated Persons should refrain from discussing the Firm’s business practices with outsiders. Any requests from outsiders for specific information of this type should be authorised by the Compliance Officer prior to release. Unless specifically authorised, Associated Persons should never discuss confidential information with persons outside the Firm or provide outside persons with copies of written material concerning our internal operating procedures or projections for the future. Exceptions shall be approved by the Compliance Officer.

By accepting employment or affiliation with the Firm, Associated Persons shall sign a confidentiality agreement with the Firm.

4	Reporting

A.	PRE-APPROVAL REQUIREMENTS FOR ACCESS PERSONS

IPO and Limited Offering Restrictions. Access Persons may not acquire any securities issued as part of an IPO or a Limited Offering, absent prior approval via Confluence from the Compliance Officer. Any such approval will take into account, among other factors, whether the investment opportunity should be reserved for a client and whether the investment opportunity is being offered to the person because of his or her position with the Firm.

Reportable Securities. Access Persons may not acquire any Reportable Securities absent prior approval via Confluence from the Compliance Officer. Shares of exchange-traded funds and closed-end funds not advised by the Firm are excepted from the pre-approval requirement. In considering an Access Person’s request to engage in a transaction involving a Reportable Security, the Compliance Officer shall consider whether the transaction is a Security Held by a Client, in which case the approval shall not be granted, and whether the transaction is otherwise consistent with this Code.

30 Day Holding Period. Absent the prior online consent of the Compliance Officer, no Access Person may sell a Reportable Security within 30 days of acquiring the Reportable Security.

B.	REQUIRED REPORTS

Duplicate Statements and Confirms. In order to satisfy the reporting requirements detailed below, each Access Person, with respect to each brokerage account in which such Access Person has any direct or indirect beneficial interest, must arrange to have his/her broker mail, all brokerage statements, confirmations, and other periodic reports sent directly to the Compliance Officer at the same time they are mailed or furnished to such Access Person. To the extent that a duplicate brokerage statement lacks some of the information otherwise required to be reported, the missing information must be submitted as a supplement to the statement or confirmation.

Initial and Quarterly Holdings Reports. Each Access Person must submit to the Compliance Officer a holdings report:

(i) not later than ten (10) days after becoming an Access Person, reflecting the Access Person’s Reportable Securities as of a date not more than 45 days prior to becoming an Access Person; and

(ii) quarterly, on a date selected by the Compliance Officer. Holdings reports must contain the following information:

(a) the title and type of security and as applicable, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each Reportable Security in which the Access Person has any direct or indirect Beneficial Ownership;

(b) the name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit. (Note that even those accounts which hold only non-Reportable Securities, must be disclosed to compliance but no further action will be required); and

(c)	the date the Access Person submits the report.

Quarterly Transaction Reports. At the last day of each calendar quarter, each Access Person must submit a report to the Compliance Officer covering all transactions in Reportable Securities during the preceding calendar quarter other than those excepted from the reporting requirements as set forth in Section 17j-1 of the Investment Company Act. Quarterly Transaction Reports must contain the following information:

• the date of the transaction, the title and as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each Reportable Security involved;

•	the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

•	the price of the security at which the transaction was effected;

•	the name of the broker, dealer or bank with or through which the transaction was effected; and

•	the date the Access Person submits the report.

Exceptions to Reporting Requirements. The reporting requirements of this Section 4 apply to all transactions in Reportable Securities other than:

a)
FX transactions provided that the rationale for the trade relates to non investment activity (such as, but not restricted to, meeting foreign tax liabilities, property purchases, holidays or similar transactions).

b)	Investments in collective investment schemes (including Exchange Traded Funds).
c)	Investment in G7 government debt or US agency / municipal bonds.
d)	Where transactions are entered into under the discretion of a delegated professional manager.
e)	Where transactions are entered into as a result of an automatic investment plan such as a regular investment savings account with predefined allocations.

At least annually, the Compliance Officer will:
•	create a written report that describes any material violations that arose under this Code since the last annual report, remedial steps taken, and sanctions imposed;

•	certify that the Firm has adopted procedures reasonably necessary to prevent violations of this Code; and

•	present this report and certification to the Firm’s senior management and to the Board of Trustees/Directors of all Fund(s) advised by the Firm.

The Compliance Officer shall provide notice to all Access Persons of their status under this Code, and shall deliver a copy of this Code to each Access Person at least annually. To the extent that any Code- related training sessions or seminars are held, the Compliance Officer shall keep records of such sessions and the Access Persons attending. Reports required to be submitted pursuant to this Code will be reviewed by the Compliance Officer or a designee on a periodic basis.

• Any material violation or potential material violation of this Code must be promptly reported to the Compliance Officer. The Compliance Officer will investigate any such violation or potential violation and determine the nature and severity of the violation. All violations will be handled on a case-by-case basis in a manner deemed appropriate by the Compliance Officer. In each case of a violation, the Compliance Officer must determine what actions, if any, are required to cure the violation and prevent future violations.

• The Compliance Officer will keep a written record of all investigations in connection with any Code violations, including any action taken as a result of the violation.

• Sanctions for violations of this Code may include: verbal or written warnings and censures, monetary sanctions, disgorgement, suspension or dismissal. Where a particular client has been harmed by the violative action, disgorgement may be paid directly to the client; otherwise, monetary sanctions shall be paid to an appropriate charity determined by the Compliance Officer.

5	Recordkeeping

The Firm will maintain records (which shall be available for examination by the SEC staff) and specifically shall maintain:

(i) a copy of this Code and any other preceding code of ethics that, at any time within the past 5 years, has been in effect in an easily accessible place;

(ii) a record of any violation and of any sanctions imposed for a period of not less than 5 years following the end of the fiscal year in which the violation occurred, the first 2 years in an easily accessible place;

(iii) a copy of each report made by an Access Person under this Code for a period of not less than 5 years from the end of the fiscal year in which it is made, the first 2 years in an easily accessible place;

(iv) a record of all persons who are, or within the past 5 years have been, required to submit reports under this Code, or who are or were responsible for reviewing these reports for a period of at least 5 years after the end of the fiscal year in which the report was submitted, the first 2 years in an easily accessible place; and

(v) all written reports describing any issues arising under this Code or procedures since the last report to the Firm, including, but not limited to, information about material violations of this Code or procedures and sanctions imposed in response to the material violations and certifying that the Firm has adopted procedures reasonably necessary to prevent Access Persons from violating this Code for a  period of at least 5 years after the end of the fiscal year in which the report was submitted, the first 2 years in an easily accessible place.

To the extent appropriate and permissible, the Compliance Officer may choose to keep such records electronically. The Compliance Officer shall review this Code and its operation at least annually and may determine to make amendments to this Code as a result of that review. Non-material amendments to this Code should be made no more frequently than annually and shall be distributed as described in Section 5. Material amendments to this Code may be made at any time.

Reporting Violations

Any Access Person who believes that a violation of this Code has taken place must promptly report that violation to the Compliance Officer or to the Compliance Officer’s designee. To the extent that such reports are provided to a designee, the designee shall provide periodic updates to the Compliance Officer with respect to violations reported. Access Persons may make these reports anonymously and no adverse action shall be taken against an Access Person making such a report in good faith.

Waivers

The Compliance Officer may grant waivers of any substantive restriction in appropriate circumstances (e.g., personal hardship) and will maintain records necessary to justify such waivers.

6	Enforcement of this Code

The Compliance Officer shall be primarily responsible for administering and enforcing the provisions of this Code. The Compliance Officer shall:

(i)	maintain a current list of all Access Persons;

(ii)	supervise, implement and enforce the terms of this Code;

(iii) (a) provide each Access Person with a current copy of this Code and any amendments thereto, (b) notify each person who becomes an Access Person of the reporting requirements and other obligations under this Code at the time such person becomes an Access Person, and (c) require each Access Person to certify this online through the Compliance declarations for this Code  and  Insider Trading Policy;

(iv) determine whether any particular personal securities transactions should be exempted pursuant to the provisions this Code;

(v) maintain files of statements and other information to be reviewed for the purpose of monitoring compliance with this Code, which information shall be kept confidential by the Firm, except as required to enforce this Code, or to participate in any investigation concerning violations of applicable law;

(vi) review all holdings reports required to be provided by each Access Person pursuant to this Code: (a) for each new Access Person, to determine if any conflict of interest or other violation of  this Code results from such person becoming an Access Person; and (b) for all Access Persons, to determine whether a violation of this Code has occurred;

(vii) review on a quarterly basis all Reportable Securities reported on the online quarterly Compliance declarations required to be provided by each Access Person pursuant to this Code for such calendar quarter to determine whether a Code violation may have occurred;

(viii)	review any other statements, records and reports required by this Code; and

(ix)	review on a periodic basis and update as necessary, this Code.